Exhibit 99.1
Execution Version
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AMENDMENT AND LIMITED WAIVER AGREEMENT
AMENDMENT AND LIMITED WAIVER AGREEMENT, dated as of May 7, 2010 (this “Agreement”), by and among Satélites Mexicanos, S.A. de C.V., a corporation organized and existing under the laws of Mexico (the “Company”), the Guarantors (as defined below and listed on Exhibit A hereto, together with the Company, the “Company Parties”), U.S. Bank National Association, a party hereto for the limited purposes set forth below, as indenture trustee (the “First Priority Indenture Trustee”), HSBC Bank USA, National Association, a party hereto for the limited purposes set forth below, as collateral trustee (the “First Priority Collateral Trustee”), Wells Fargo Bank, National Association, a party hereto for the limited purposes set forth below, in its capacity as trustee and principal paying agent (the “Second Priority Indenture Trustee” and together with the First Priority Indenture Trustee, the “Indenture Trustees”), Wells Fargo Bank, National Association, a party hereto for the limited purposes set forth below, in its capacity as collateral trustee (the “Second Priority Collateral Trustee”) and the Persons listed on Exhibit B hereto (each, a “Consenting Holder” and collectively, the “Consenting Holders”).
RECITALS
WHEREAS, certain of the Consenting Holders (together with their successors or assigns, the “Consenting First Priority Holders”) are as of the date hereof the beneficial owners of a majority of the aggregate principal amount of the First Priority Securities issued pursuant to an Indenture, dated as of November 30, 2006 (as amended, supplemented or otherwise modified, the “First Priority Indenture”), among the Company, the First Priority Guarantors named therein (the “First Priority Guarantors”) and the First Priority Indenture Trustee (as successor to HSBC Bank USA, National Association);
WHEREAS, certain of the Consenting Holders (together with their successors or assigns, the “Consenting Second Priority Holders”) are as of the date hereof the beneficial owners of a majority of the aggregate principal amount of the Second Priority Securities issued pursuant to an Indenture, dated as of November 30, 2006 (as amended, supplemented or otherwise modified, the “Second Priority Indenture”, and together with the First Priority Indenture, the “Indentures”), among the Company, the Second Priority Guarantors named therein (the “Second Priority Guarantors”, and together with the First Priority Guarantors, the “Guarantors”) and the Second Priority Indenture Trustee;
WHEREAS, the Company intends to enter into a contract regarding the construction and delivery of a new satellite (“SATMEX 8”) and the SATMEX 8 satellite program with Space Systems/Loral, Inc., a corporation organized and existing under the laws of the state of Delaware (“SS/L”), the material terms of which are set forth on Exhibit C-1 (the “Loral Contract”) and a related launch agreement, the proposed material terms of which are set forth on Exhibit C-2 (the “Launch Contract” and together with the Loral Contract, the “SATMEX 8 Contracts”);
WHEREAS, pursuant to Sections 5.12 and 7.3 of the First Priority Indenture, the Company desires to seek waivers from the Consenting First Priority Holders and the First

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Priority Indenture Trustee with effect during the Waiver Period (as defined in Section 1.1 hereof) of any Default or Event of Default (as such terms are defined in the First Priority Indenture) that may be deemed to have arisen or arise under the First Priority Indenture and/or the First Priority Securities as a result of any failure by the Company to comply with (A) the limitations on transactions with Affiliates set forth in Section 4.19 of the First Priority Indenture due to the execution and delivery by the Company of, and the performance by the Company of its obligations under, the SATMEX 8 Contracts or (B) the limitations on capital expenditures set forth in Section 4.30 of the First Priority Indenture, due to the execution and delivery by the Company of, and the performance by the Company of its obligations under, the SATMEX 8 Contracts, provided that the amounts expended by the Company under the SATMEX 8 Contracts are made in accordance, in all material respects, with the provisions described in the Contract Exhibits and do not exceed the aggregate payment amounts specified in the Contract Exhibits, and provided further that the aggregate payments made by the Company under the SATMEX 8 Contracts shall not exceed $100 million without the prior written consent of the Requisite First Priority Holders (the “First Priority Waived Matters”);
WHEREAS, pursuant to Sections 6.12 and 9.2 of the Second Priority Indenture, the Company desires to seek waivers from the Consenting Second Priority Holders and the Second Priority Indenture Trustee of any Default or Event of Default (as such terms are defined in the Second Priority Indenture) that may be deemed to have arisen or arise under the Second Priority Indenture and/or the Second Priority Securities from any failure by the Company to comply with the limitations on capital expenditures set forth in Section 4.24 of the Second Priority Indenture due to the execution and delivery by the Company of, and the performance by the Company of its obligations under, the SATMEX 8 Contracts, provided that the amounts expended by the Company under the SATMEX 8 Contracts are made in accordance, in all material respects, with the provisions described in the Contract Exhibits and do not exceed the aggregate payment amounts specified in the Contract Exhibits, and provided further that the aggregate payments made by the Company under the SATMEX 8 Contracts shall not exceed $100 million without the prior written consent of the Requisite Second Priority Holders (the “Second Priority Waived Matters”);
WHEREAS, in order to induce and as consideration for the Consenting First Priority Holders and the Consenting Second Priority Holders entering into this Agreement, the Company Parties have agreed to (i) increase the rate of interest payable on the First Priority Securities, (ii) set a minimum eurodollar rate applicable to the First Priority Securities, and (iii) provide the Consenting First Priority Holders and the Consenting Second Priority Holders other assurances and protections as set forth herein.
NOW, THEREFORE, in consideration of the promises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company Parties, the Indenture Trustees (subject to the limitations set forth below with respect to the First Priority Indenture Trustee and the Second Priority Indenture Trustee), the First Priority Collateral Trustee (for the limited purposes of Section 6.4 and 10.17), the Second Priority Collateral Trustee (for the limited purposes of Section 6.3 and 10.17) and the Consenting Holders hereby agree as follows:

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ARTICLE I.
DEFINITIONS
Section 1.1. Definitions. As used in this Agreement, in addition to the terms defined elsewhere, the following terms shall have the meanings set forth below, unless the context otherwise requires. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the First Priority Indenture.
(a) “Contract Exhibits” means Exhibit C-1 and Exhibit C-2 as delivered on the date hereof to counsel for the Consenting First Priority Holders and counsel for the Consenting Second Priority Holders.
(b) “DTC Participant” means a participating organization in DTC.
(c) “Holders” means the holders of the First Priority Securities and the Second Priority Securities.
(d) “Indenture Documents” means the First Priority Documents, the Second Priority Documents and the Intercreditor Agreement (as each term is defined in the First Priority Indenture).
(e) “Insolvency Proceeding” means with respect to any Company Party: (a) any voluntary or involuntary case or proceeding under any Bankruptcy Law; (b) any other voluntary or involuntary insolvency, concurso mercantile, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, quiebra, reorganization or other similar case or proceeding under the laws of the United States, Mexico or any other jurisdiction or with respect to a material portion of their respective assets; (c) any liquidation, dissolution, reorganization, concurso mercantile, quiebra or winding up whether voluntary or involuntary and whether or not involving insolvency or bankruptcy; or (d) any assignment for the benefit of creditors or any other marshalling of assets and liabilities.
(f) “Participant” has the meaning ascribed to such term in the Second Priority Indenture.
(g) “Waiver Period” shall mean the period of time from the Effective Date until the Waiver Termination Date.
(h) “Waiver Termination Date” means the date of any Specific Default pursuant to Section 8.1.
ARTICLE II.
AMENDMENT TO FIRST PRIORITY INDENTURE
Section 2.1. Amendment to First Priority Securities Legend. Effective as of May 7, 2010, the legend of the First Priority Securities is hereby amended to add the following legend:

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PURSUANT TO SECTION 1271 ET SEQ. OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, THIS SECURITY HAS BEEN ISSUED WITH ORIGINAL ISSUE DISCOUNT. TO OBTAIN (I) THE ISSUE PRICE OF THIS SECURITY, (II) THE AMOUNT OF ORIGINAL ISSUE DISCOUNT, (III) THE ISSUE DATE, (IV) THE YIELD TO MATURITY, OR (V) THE COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE, CONTACT THE COMPANY’ S CHIEF FINANCIAL OFFICER AT SATELITES MEXICANOS, S.A. DE C.V., PASEO DE LA REFORMA NO. 222, PISO 20, COL. JUAREZ, 06600, MEXICO, D.F., MEXICO, ATTENTION: LUIS FERNANDO STEIN VELASCO — CFO OR BY PHONE AT +(52) 55-2629-5808 AND +(52) 55-2629-5800. No. CUSIP NO. 803895 AE 1 / US803895AE17.
Section 2.2. Amendment to First Priority Securities. Section 2(a)(i) of the First Priority Securities is hereby deleted in its entirety and, effective as of May 7, 2010, replaced with the following:
“(i) This First Priority Security shall bear interest for each day during each Interest Period with respect thereto at a rate per annum equal to:
(A) if neither the First Condition Date nor the Second Condition Date has occurred, the Eurodollar Rate determined for such day (in the manner set forth in the definitions of Eurodollar Rate and Eurodollar Base Rate in the First Priority Indenture), plus nine and one-quarter percent (9.25)%; and
(B) if either the First Condition Date or the Second Condition Date has occurred, the greater of (x) the Eurodollar Rate determined for such day (in the manner set forth in the definitions of Eurodollar Rate and Eurodollar Base Rate in the First Priority Indenture) and (y) one and one-half percent (1.50%), in each case, plus ten and one-half percent (10.50%).
On the First Condition Date (if such date occurs), the Company shall promptly pay to the Paying Agent, for the account of the First Priority Holders, cash in the amount of the True-Up Payment for the period commencing on May 7, 2010 and ending on the date immediately prior to the First Condition Date.
If the First Condition Date does not occur, the Company will deposit into an escrow account for the benefit of the First Priority Holders on each Interest Payment Date commencing with the June 30, 2010 Interest Payment Date and ending on the Interest Payment Date immediately prior to the sooner of the date on which (a) the transactions contemplated by the [*] Agreement have been consummated and (b) the Second Condition Date, an additional amount of interest for the interest period relating to such Interest Payment Date (except that the interest period for the June 30, 2010 Interest Payment Date shall commence on May 7, 2010 and end on June 30, 2010) equal to the True-Up Amount for such period (the “Escrow Funds”).

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If the Second Condition Date occurs, the Escrow Funds shall immediately be payable to the First Priority Indenture Trustee for distribution in accordance with the First Priority Indenture as additional interest on behalf of the First Priority Holders.
If the transactions contemplated by the [*] Agreement have been consummated, then the Escrow Funds (if any) shall be released at the final closing of such transactions to the Company or as directed by the Company at the closing.
Promptly after (and, in any event, within one Business Day) (a) the First Condition Date, (b) the Second Condition Date, (c) the execution of the [*] Agreement, and (d) the consummation of the transactions contemplated by the [*] Agreement, the Company shall give written notice to the First Priority Indenture Trustee of such event and provide a detailed calculation of interest and the True-Up Payment, if applicable, due in connection with such occurrence. Promptly after receiving such notice, the First Priority Indenture Trustee will give the First Priority Holders a copy of such notice.
For the avoidance of doubt, prior to May 7, 2010, for the purposes of this Section 2(a)(i), this First Priority Security shall bear interest for each day during each Interest Period with respect thereto at a rate per annum equal to the Eurodollar Rate determined for such day (in the manner set forth in the definitions of Eurodollar Rate and Eurodollar Base Rate in the First Priority Indenture) plus eight and three-quarters percent (8.75%).
The term “First Condition Date” shall mean the sooner of: (a) the date, after the date hereof and on or prior to May 30, 2010, on which a Specific Default occurs; and (b) May 30, 2010 if the Company has not then entered into the [*] Agreement (or if the [*] Agreement is terminated prior to such date).
The term “Second Condition Date” shall mean, if the First Condition Date has not occurred, the sooner of: (a) the date on which a Specific Default occurs; (b) the date on which the [*] Agreement is terminated; and (c) December 31, 2010 if the transactions contemplated by the [*] Agreement have not been consummated by December 31, 2010.
The term “[*] Agreement” means a purchase agreement for the sale of all or substantially all of the assets or capital stock of the Company to [*] Corporation or an entity designated by [*] Corporation.
The term “True-Up Payment” shall mean, for the applicable period, an amount equal to the difference between:
(a) an amount of interest bearing on such First Priority Security for each day during such period at a rate per annum equal to the greater of (i) the Eurodollar Rate determined for such day (in the manner set forth in the definitions

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of Eurodollar Rate and Eurodollar Base Rate in the First Priority Indenture) and (ii) one and one-half percent (1.50%), in each case, plus ten and one-half percent (10.50%); and
(b) an amount of interest bearing on such First Priority Security for each day during such period at a rate per annum equal to the Eurodollar Rate determined for such day (in the manner set forth in the definitions of Eurodollar Rate and Eurodollar Base Rate in the First Priority Indenture), plus nine and one-quarter percent (9.25)%.”
ARTICLE III.
LIMITED WAIVER
Section 3.1. (a) Limited Waiver. Subject to Section 9.1 hereof, effective as of the Effective Date, pursuant to Sections 5.12 and 7.3 of the First Priority Indenture, and subject to Section 5.8 of the First Priority Indenture, each Consenting First Priority Holder and the First Priority Indenture Trustee hereby waives solely during the Waiver Period any Default or Event of Default (as such terms are defined in the First Priority Indenture) that has arisen or would arise under Section 4.19 (Limitation on Transactions with Shareholders and Affiliates) and Section 4.30 (Limitation on Capital Expenditures) solely as the result of the execution and performance of the SATMEX 8 Contracts in accordance with the terms of the Contract Exhibits; provided that the amounts expended by the Company under the SATMEX 8 Contracts are made in accordance, in all material respects, with the provisions described in the Contract Exhibits and do not exceed the aggregate payment amounts specified in the Contract Exhibits, and provided further that the aggregate payments made by the Company under the SATMEX 8 Contracts shall not exceed $100 million (inclusive of the $3 million of cash permitted pursuant to Section 6.6 to be used in connection with other necessary expenditures related to the construction of SATMEX 8) without the prior written consent of the Requisite First Priority Holders (with a copy of such consent delivered to the First Priority Indenture Trustee).
(b) Subject to Section 9.1 hereof, effective as of the Effective Date, pursuant to Sections 6.12 and 9.2 of the Second Priority Indenture, and subject to Section 6.8 of the Second Priority Indenture, each Consenting Second Priority Holder and the Second Priority Indenture Trustee hereby waives solely during the Waiver Period any Default or Event of Default (as such terms are defined in the Second Priority Indenture) that has arisen or would arise under Section 4.24 of the Second Priority Indenture solely as the result of the execution and performance of the SATMEX 8 Contracts in accordance with the terms of the Contract Exhibits; provided that the amounts expended by the Company under the SATMEX 8 Contracts are made in accordance, in all material respects, with the provisions described in the Contract Exhibits and do not exceed the aggregate payment amounts specified in the Contract Exhibits, and provided further that the aggregate payments made by the Company under the SATMEX 8 Contracts shall not exceed $100 million (inclusive of the $3 million of cash permitted pursuant to Section 6.6 to be used in connection with other necessary expenditures related to the construction of SATMEX 8) without the prior written consent of the Requisite Second Priority Holders (with a copy of such consent delivered to the Second Priority Indenture Trustee).

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(c) The Company Parties acknowledge and agree that (i) notwithstanding the agreement of the Consenting First Priority Holders and the First Priority Indenture Trustee to grant a limited waiver in respect of the First Priority Waived Matters, (A) such limited waiver shall not constitute a waiver of the occurrence or continuance of any Default or Event of Default (as such terms are defined in the First Priority Indenture) that is not a First Priority Waived Matter and (B) nothing contained in this Agreement shall be construed to limit or affect the right of the First Priority Holders or the First Priority Indenture Trustee to take any action to enforce or interpret any provision of this Agreement, (ii) notwithstanding the agreement of the Consenting Second Priority Holders and the Second Priority Indenture Trustee to grant a limited waiver in respect of the Second Priority Waived Matters, (A) such limited waiver shall not constitute a waiver of the occurrence or continuance of any Default or Event of Default (as such terms are defined in the Second Priority Indenture) that is not a Second Priority Waived Matter and (B) nothing contained in this Agreement shall be construed to limit or affect the right of the Second Priority Holders or the Second Priority Indenture Trustee to take any action to enforce or interpret any provision of this Agreement, and (iii) except as expressly set forth herein, this Agreement shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Indenture Documents, all of which shall continue in full force and effect.
Section 3.2. Confirmation of Direction By Record Holder. Each Consenting First Priority Holder further agrees to use best efforts to cause Cede & Co. as the record holder of such First Priority Securities to authorize this Agreement and to direct the First Priority Indenture Trustee to execute and deliver this Agreement as of May 7, 2010. Each Consenting Second Priority Holder further agrees to instruct the Participant(s) that act as custodian(s) for the Second Priority Securities beneficially owned by such Consenting Second Priority Holder to execute and deliver such documents as shall be necessary, and to take all such reasonably necessary further action, to facilitate or further effectuate the waiver of the Second Priority Waived Matters on behalf of such Consenting Second Priority Holder and the other obligations and agreements of such Consenting Second Priority Holder.
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company represents and warrants to the First Priority Holders, the Second Priority Holders, the Indenture Trustees, the First Priority Collateral Trustee and the Second Priority Collateral Trustee as follows:
Section 4.1. Organization and Standing of the Company. Each of the Company Parties is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and to enter into and, as applicable, perform its obligations hereunder.
Section 4.2. Due Authorization and Enforceability. This Agreement has been duly and validly authorized by the Company Parties, has been duly executed and delivered by the

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Company Parties and, assuming due authorization, execution and delivery by the Consenting Holders, is a valid and binding obligation of the Company Parties, enforceable against the Company Parties in accordance with its terms, subject as to enforceability to general principles of equity and to bankruptcy, insolvency, moratorium and other similar laws affecting the enforcement of creditors’ rights generally. All conditions precedent to the execution and delivery of this Agreement by the First Priority Indenture Trustee under the First Priority Indenture have been satisfied.
Section 4.3. Non-Contravention. The execution and delivery by the Company Parties of this Agreement does not and will not, with or without the giving of notice or the lapse of time, or both (i) result in any violation of any terms of the charter documents of the Company Parties; (ii) conflict with or result in a breach by the Company Parties or any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust or other agreement or instrument to which the Company Parties are a party or by which the Company Parties or any of their properties or assets is bound or affected; or (iii) violate or contravene any applicable law, rule or regulation or any decree, judgment or order of any court or Governmental Authority having jurisdiction over the Company Parties or any of their properties or assets, except for such conflicts, breaches, defaults or violations as would not have a material adverse effect on the condition (financial or otherwise), operations, business or prospects of the Company Parties and their subsidiaries, taken as a whole.
Section 4.4. SATMEX 8 Contracts. The summary of the Loral Contract set forth on the Contract Exhibits contains all the material terms of the Loral Contract.
Section 4.5. Fulfillment of Conditions.
(a) All conditions precedent to the execution and delivery of this Agreement by the First Priority Indenture Trustee under the First Priority Indenture and the Intercreditor Agreement have been satisfied. All conditions precedent to the execution and delivery of this Agreement by the First Priority Collateral Trustee under the First Priority Collateral Trust Agreement and the Intercreditor Agreement have been satisfied.
(b) All conditions precedent to the execution and delivery of this Agreement by the Second Priority Indenture Trustee under the Second Priority Indenture and the Intercreditor Agreement have been satisfied. All conditions precedent to the execution and delivery of this Agreement by the Second Priority Collateral Trustee under the Second Priority Collateral Trust Agreement and the Intercreditor Agreement have been satisfied.
ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF THE CONSENTING HOLDERS
Section 5.1. First Priority Ownership. Solely for the purpose of confirming that the requisite amount of First Priority Holders consented to this amendment, each Consenting First Priority Holder signatory hereto hereby represents and warrants, solely on its own behalf, to the Company, the First Priority Indenture Trustee and the First Priority Indenture Trustee, that as of the date hereof, it is the beneficial owner of the principal amount of First Priority Securities set

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forth on the Schedule of Holdings delivered by or on behalf of such Consenting First Priority Holder to counsel for the Company concurrently with the execution of this Agreement. Each Consenting First Priority Holder signatory hereto hereby represents and warrants, solely on its own behalf, to the Company and the First Priority Indenture Trustee, that as of the date hereof, each Consenting First Priority Holder has the legal right to cause its DTC Participant to instruct Cede & Co., as the record holder of all the First Priority Securities beneficially held by such Consenting First Priority Holder as of the date hereof, to direct First Priority Indenture Trustee to execute and deliver this Agreement.
Section 5.2. Second Priority Ownership. Solely for the purpose of confirming that the requisite amount of Second Priority Holders consented to this amendment, each Consenting Second Priority Holder signatory hereto hereby represents and warrants, solely on its own behalf, to the Company, the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, that as of the date hereof, it is the beneficial owner of the principal amount of Second Priority Securities set forth on the Statement of Holdings delivered by or on behalf of such Consenting Second Priority Holder to counsel for the Company concurrently with the execution of this Agreement. Each Consenting Second Priority Holder signatory hereto hereby represents and warrants, solely on its own behalf, to the Company and the Second Priority Indenture Trustee, that as of the date hereof, each Consenting Second Priority Holder has the legal right to cause its Participant to instruct the record holder of all the Second Priority Securities beneficially held by such Consenting Second Priority Holder as of the date hereof, to direct Second Priority Indenture Trustee to execute and deliver this Agreement.
ARTICLE VI.
CERTAIN COVENANTS AND AGREEMENTS OF THE PARTIES
Section 6.1. Publicity. For a period of two years after the date hereof, the Company and each Consenting Holder shall use reasonable efforts to cooperate in issuing press releases or otherwise making public statements with respect to this Agreement and the transactions contemplated hereby, which cooperation shall include first consulting the other parties hereto concerning the requirement for, and timing and content of, such public announcements provided, that any such party shall have the right to disclose such information as is required under applicable law or the binding order of a court or government agency, and provided, further that this Section 6.1 shall not apply to such information that becomes publicly available other than as a result of a breach of this Section 6.1 or such information that was known or available to the Consenting Holders prior to the disclosure of such information by the Company. This Section 6.1 shall not limit the right of (i) the First Priority Indenture Trustee to disclose this Agreement (except for the Contract Exhibits which have not been delivered to it) to any First Priority Holders, and (ii) the Second Priority Indenture Trustee to disclose this Agreement (except for the Contract Exhibits which have not been delivered to it) to any Second Priority Holders.
Section 6.2. Disclosure of the SATMEX 8 Contract Terms. For a period of two years after the date hereof, the terms and conditions of the SATMEX 8 Contracts set forth herein may not be disclosed by any of the Consenting Holders to any Person, other than to such

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party’s respective members of their Board of Directors, employees, consultants, advisors and agents, except with the prior written consent of the Company (which consent will not be unreasonably withheld), provided, that any such party shall have the right to disclose such information as is required under applicable law or the binding order of a court or government agency and provided, further that this Section 6.2 shall not apply to such information that becomes publicly available other than as a result of a breach of this Section 6.2 or such information that was known or available to the Consenting Holders prior to the disclosure of such information by the Company. This Section 6.2 shall not limit the right of (i) the First Priority Indenture Trustee to disclose this Agreement (except for the Contract Exhibits) to any First Priority Holders, and (ii) the Second Priority Indenture Trustee to disclose this Agreement (except for the Contract Exhibits) to any Second Priority Holders.
Section 6.3. Acknowledgment of First Priority Liens. The Company and the First Priority Guarantors acknowledge and agree, and the Second Priority Indenture Trustee, the Second Priority Collateral Trustee and the Consenting Second Priority Holders acknowledge and agree, that all Property of the Company or First Priority Guarantors, whether existing or hereafter acquired, including all rights of the Company or any First Priority Guarantor under the SATMEX 8 Contracts or any related agreements entered into in connection with the construction, delivery and launch of SATMEX 8 or to the SATMEX 8 satellite or any part thereof (the “SATMEX 8 Collateral”), shall be subject to a first priority Lien (as defined in the First Priority Indenture) to secure the First Priority Securities and all obligations under the First Priority Indenture, as provided in the First Priority Documents, and each of the Company, the First Priority Guarantors, the Second Priority Indenture Trustee, the Second Priority Collateral Trustee and the Consenting Second Priority Holders agree that the Intercreditor Agreement (as defined in the First Priority Indenture) and the liens granted to the First Priority Holders pursuant to the Indenture Documents shall continue in full force and effect and the SATMEX 8 Collateral shall constitute First Priority Collateral for all purposes thereof. The Company shall use its reasonable best efforts to obtain (i) the agreement of SS/L to assign the Company’s rights under the Loral Contract to the First Priority Collateral Trustee and (ii) the agreement of the counterparty to the Launch Contract to assign the Company’s rights under the Launch Contract to the First Priority Collateral Trustee, in each case for the benefit of the First Priority Holders.
Section 6.4. Acknowledgment of Second Priority Liens. The Company and the Second Priority Guarantors acknowledge and agree, and the First Priority Indenture Trustee, the First Priority Collateral Trustee and the Consenting First Priority Holders acknowledge and agree, that all Property of the Company or Second Priority Guarantors, whether existing or hereafter acquired, including the SATMEX 8 Collateral shall be subject to a second priority Lien (as defined in the Second Priority Indenture) to secure the Second Priority Securities and all obligations under the Second Priority Indenture, as provided in the Second Priority Documents, and each of the Company, the Second Priority Guarantors, the First Priority Indenture Trustee, the First Priority Collateral Trustee and the Consenting First Priority Holders agree that the Intercreditor Agreement (as defined in the First Priority Indenture) and the liens granted to the Second Priority Holders pursuant to the Indenture Documents shall continue in full force and effect and the SATMEX 8 Collateral shall

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constitute Second Priority Collateral for all purposes thereof. Subject to the last sentence of Section 6.3 and the Intercreditor Agreement, the Company shall use its reasonable best efforts to obtain (i) the agreement of SS/L to assign the Company’s rights under the Loral Contract to the Second Priority Collateral Trustee and (ii) the agreement of the counterparty to the Launch Contract to assign the Company’s rights under the Launch Contract to the Second Priority Collateral Trustee, in each case for the benefit of the Second Priority Holders.
Section 6.5. Bankruptcy Proceedings.
(a) Subject to approval of the applicable bankruptcy court and with such payments constituting adequate protection payments, during the pendency of any bankruptcy case pursuant to Title 11 of the United States Code (a “Title 11 Proceeding”) with respect to the Company or any of the First Priority Guarantors, the Company agrees that (1) the First Priority Securities shall accrue interest at the applicable non-default interest rate in effect at such time pursuant to the First Priority Documents, including this Agreement and any supplemental indenture related thereto, (2) the Company shall pay the reasonable and customary fees and documented out-of-pocket expenses of one U.S. lead counsel, one U.S. local Delaware counsel and one Mexican counsel to the Consenting First Priority Holders and the reasonable and customary fees and expenses of the First Priority Indenture Trustee and the First Priority Collateral Trustee, including the fees and expenses of legal counsel, and (3) the Company shall provide other customary protections as negotiated between the Company and the First Priority Holders before an Insolvency Proceeding. The Company acknowledges that the First Priority Holders have reserved their rights to seek payment of fees and expenses of a financial advisor to the First Priority Holders prior to or on or after the commencement of a Title 11 Proceeding or other bankruptcy proceeding by or against the Company (which the Company may oppose). Nothing in this Section 6.5(a) is intended as a waiver by the First Priority Indenture Trustee of any rights or remedies.
(b) Subject to approval of the applicable bankruptcy court and with such payments constituting adequate protection payments, during the pendency of any bankruptcy case pursuant to a Title 11 Proceeding with respect to the Company or any of the Second Priority Guarantors, the Company agrees that (1) the Second Priority Securities shall accrue interest at the applicable non-default interest rate in effect at such time pursuant to the Second Priority Documents, including this Agreement and any supplemental indenture related thereto, (2) the Company shall pay the reasonable and customary fees and documented out-of-pocket expenses of one U.S. counsel, one U.S. local Delaware counsel and one Mexican counsel to the Consenting Second Priority Holders and the reasonable and customary fees and expenses of the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, including the fees and expenses of legal counsel, and (3) the Company shall provide other customary protections as negotiated between the Company and the Second Priority Holders before an Insolvency Proceeding. Nothing in this Section 6.5(b) is intended as a waiver by the Second Priority Indenture Trustee of any rights or remedies.

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Section 6.6. Capital Expenditures with Respect to the SATMEX 8 Program. Schedule 6.6 hereto sets forth the Company’s aggregate Capital Expenditures (as defined in the First Priority Indenture) that will be required for the construction, delivery and launch of SATMEX 8. All such Capital Expenditures shall relate solely to required expenditures under the SATMEX 8 Contracts, provided, that the Company shall be permitted to use up to $3 million of the $100 million of cash permitted under this Agreement in connection with other necessary expenditures related to the construction of SATMEX 8. Amounts expended by the Company under the SATMEX 8 Contracts shall be made in accordance, in all material respects, with the provisions of the Contract Exhibits and shall not exceed the aggregate payment amounts specified in the Contract Exhibits. The aggregate payments made by the Company under the SATMEX 8 Contracts shall not exceed $100 million (inclusive of the $3 million of cash permitted pursuant to this Section 6.6 to be used in connection with other necessary expenditures related to the construction of SATMEX 8) without the prior written consent of the Requisite First Priority Holders and the Requisite Second Priority Holders (with a copy of such consent delivered to the First Priority Indenture Trustee and the Second Priority Indenture Trustee).
Section 6.7. RELEASE.
(a) THE COMPANY PARTIES, ON BEHALF OF THEMSELVES AND ON BEHALF OF ALL THOSE ENTITIES CLAIMING BY, THROUGH, OR UNDER IT, TOGETHER WITH ITS SUCCESSORS AND ASSIGNS, HEREBY ACKNOWLEDGES THAT THEY HAVE NO DEFENSE, COUNTERCLAIM, OFFSET, CROSS-COMPLAINT, CLAIM OR DEMAND OF ANY KIND OR NATURE WHATSOEVER THAT CAN BE ASSERTED TO REDUCE OR ELIMINATE ALL OR ANY PART OF ITS LIABILITY TO REPAY THE FIRST PRIORITY OBLIGATIONS (AS DEFINED IN THE FIRST PRIORITY INDENTURE) OR TO SEEK AFFIRMATIVE RELIEF OR DAMAGES OF ANY KIND OR NATURE FROM FIRST PRIORITY INDENTURE TRUSTEE, THE FIRST PRIORITY COLLATERAL TRUSTEE OR THE FIRST PRIORITY HOLDERS (THE “FIRST PRIORITY RELEASED PARTIES”). THE COMPANY PARTIES HEREBY VOLUNTARILY AND KNOWINGLY RELEASE AND FOREVER DISCHARGE EACH OF THE FIRST PRIORITY RELEASED PARTIES, THEIR PREDECESSORS, AGENTS, EMPLOYEES, SUCCESSORS AND ASSIGNS, FROM ALL POSSIBLE CLAIMS, DEMANDS, ACTIONS, CAUSES OF ACTION, DAMAGES, COSTS, EXPENSES, AND LIABILITIES WHATSOEVER, KNOWN OR UNKNOWN, ANTICIPATED OR UNANTICIPATED, SUSPECTED OR UNSUSPECTED, ASSERTED OR UNASSERTED, FIXED, CONTINGENT, OR CONDITIONAL, AT LAW OR IN EQUITY, ORIGINATING IN WHOLE OR IN PART ON OR BEFORE THE DATE THIS AGREEMENT IS EXECUTED, WHICH SUCH PERSON MAY NOW OR HEREAFTER (WHETHER OR NOT PRESENTLY SUSPECTED, CONTEMPLATED OR ANTICIPATED) HAVE AGAINST ANY SUCH RELEASED PARTY, THEIR PREDECESSORS, AGENTS, EMPLOYEES, SUCCESSORS AND ASSIGNS, IF ANY, AND IRRESPECTIVE OF WHETHER ANY SUCH CLAIMS ARISE OUT OF CONTRACT, TORT, VIOLATION OF LAW OR REGULATIONS, OR OTHERWISE, AND ARISING FROM ANY OF THE FIRST PRIORITY DOCUMENTS, INCLUDING, WITHOUT LIMITATION, ANY CONTRACTING FOR, CHARGING, TAKING, RESERVING, COLLECTING OR RECEIVING INTEREST IN EXCESS OF THE

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HIGHEST LAWFUL RATE APPLICABLE, THE EXERCISE OF ANY RIGHTS AND REMEDIES UNDER THE FIRST PRIORITY DOCUMENTS, AND NEGOTIATION FOR AND EXECUTION OF THIS AGREEMENT.
(b) THE COMPANY PARTIES, ON BEHALF OF THEMSELVES AND ON BEHALF OF ALL THOSE ENTITIES CLAIMING BY, THROUGH, OR UNDER IT, TOGETHER WITH ITS SUCCESSORS AND ASSIGNS, HEREBY ACKNOWLEDGES THAT THEY HAVE NO DEFENSE, COUNTERCLAIM, OFFSET, CROSS-COMPLAINT, CLAIM OR DEMAND OF ANY KIND OR NATURE WHATSOEVER THAT CAN BE ASSERTED TO REDUCE OR ELIMINATE ALL OR ANY PART OF ITS LIABILITY TO REPAY THE SECOND PRIORITY OBLIGATIONS (AS DEFINED IN THE SECOND PRIORITY INDENTURE) OR TO SEEK AFFIRMATIVE RELIEF OR DAMAGES OF ANY KIND OR NATURE FROM SECOND PRIORITY INDENTURE TRUSTEE, THE SECOND PRIORITY COLLATERAL TRUSTEE OR THE SECOND PRIORITY HOLDERS (THE “SECOND PRIORITY RELEASED PARTIES”). THE COMPANY PARTIES HEREBY VOLUNTARILY AND KNOWINGLY RELEASE AND FOREVER DISCHARGE EACH OF THE SECOND PRIORITY RELEASED PARTIES, THEIR PREDECESSORS, AGENTS, EMPLOYEES, SUCCESSORS AND ASSIGNS, FROM ALL POSSIBLE CLAIMS, DEMANDS, ACTIONS, CAUSES OF ACTION, DAMAGES, COSTS, EXPENSES, AND LIABILITIES WHATSOEVER, KNOWN OR UNKNOWN, ANTICIPATED OR UNANTICIPATED, SUSPECTED OR UNSUSPECTED, ASSERTED OR UNASSERTED, FIXED, CONTINGENT, OR CONDITIONAL, AT LAW OR IN EQUITY, ORIGINATING IN WHOLE OR IN PART ON OR BEFORE THE DATE THIS AGREEMENT IS EXECUTED, WHICH SUCH PERSON MAY NOW OR HEREAFTER (WHETHER OR NOT PRESENTLY SUSPECTED, CONTEMPLATED OR ANTICIPATED) HAVE AGAINST ANY SUCH RELEASED PARTY, THEIR PREDECESSORS, AGENTS, EMPLOYEES, SUCCESSORS AND ASSIGNS, IF ANY, AND IRRESPECTIVE OF WHETHER ANY SUCH CLAIMS ARISE OUT OF CONTRACT, TORT, VIOLATION OF LAW OR REGULATIONS, OR OTHERWISE, AND ARISING FROM ANY OF THE SECOND PRIORITY DOCUMENTS, INCLUDING, WITHOUT LIMITATION, ANY CONTRACTING FOR, CHARGING, TAKING, RESERVING, COLLECTING OR RECEIVING INTEREST IN EXCESS OF THE HIGHEST LAWFUL RATE APPLICABLE, THE EXERCISE OF ANY RIGHTS AND REMEDIES UNDER THE SECOND PRIORITY DOCUMENTS, AND NEGOTIATION FOR AND EXECUTION OF THIS AGREEMENT.
Section 6.8. First Priority Buyout. The undersigned Consenting Second Priority Holders agree that they shall not propose, accept, support, consent to, vote in favor of, or otherwise participate in, as the case may be, any restructuring, refinancing, Insolvency Proceeding, sale, sale of substantially all assets or any similar event with respect to any Company Party (a “Buy-Out Event”), unless such Buy-Out Event provides for the payment in cash of the full outstanding principal amount and all accrued but unpaid interest on the First Priority Securities. Nothing in this Section 6.8 is intended as a waiver by the First Priority Indenture Trustee of any rights or remedies.

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Section 6.9. Affirmation. The parties hereto hereby confirm that the respective Indenture Documents to which they are a party shall remain in full force and effect, and are hereby ratified and confirmed in all respects. Each Company Party hereby ratifies each and every security interest and lien granted pursuant to the Indenture Documents by it in favor of the First Priority Collateral Trustee or the Second Priority Collateral Trustee, as applicable, for the benefit of the holders of the First Priority Securities and the Second Priority Securities, as applicable, and agrees and acknowledges that such security interests and liens shall continue and shall remain in full force and effect from and after the Effective Date, in each case after giving effect to this Agreement, and the obligations secured by and under the Indenture Documents shall include such Company Party’s obligations under the Indenture Documents as modified by this Agreement. Except as specifically modified pursuant to the terms hereof, the Indenture Documents (and all covenants, terms, conditions and agreements therein), shall remain in full force and effect, and are hereby ratified and confirmed in all respects by each Company Party. Each Company Party covenants and agrees to comply with all of the terms, covenants and conditions of the Indenture Documents, as amended hereby, notwithstanding any prior course of conduct, waivers, releases or other actions or inactions of the Trustees, the First Priority Collateral Trustee, the Second Priority Collateral Trustee or the holders of the First Priority Securities and the Second Priority Securities which might otherwise constitute or be construed as a waiver of or amendment to such terms, covenants and conditions. This Agreement is a First Priority Document under the First Priority Indenture.
Section 6.10. Final Documentation. The Company shall not enter into any of the SATMEX 8 Contracts if the terms of such contracts are materially different than the terms set forth on the Contract Exhibits. The Company shall provide the Trustees and the Consenting Holders copies of the any updates and other information reasonably related to the SATMEX 8 Contracts and, at the request of any Consenting Holder, to the extent the Company is not otherwise prohibited, copies of the SATMEX 8 Contracts.
Section 6.11. Legal Opinions. In addition to the deliveries of the Company to the First Priority Indenture Trustee pursuant to Section 9.1(h), within 20 days of the date hereof, the First Priority Indenture Trustee shall have received a favorable opinion of Greenberg Traurig, US counsel to the Company, and the Company’s Mexican counsel addressed to the First Priority Indenture Trustee and the First Priority Holders, in form and substance reasonably satisfactory to the First Priority Indenture Trustee and the Consenting First Priority Holders.
Section 6.12. Escrow Agreement. Within 30 days of the date hereof, the Company shall enter into an escrow agreement on terms reasonably satisfactory to the First Priority Indenture Trustee and the Consenting First Priority Holders in order to effectuate the payment mechanics contemplated by Article II hereof, the terms of which shall give the First Priority Indenture Trustee and/or a majority of the First Priority Holders the sole power to direct the escrow agent to withdraw funds deposited in the escrow account after the Second Condition.

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ARTICLE VII.
DEBTOR IN POSSESSION FINANCING
Section 7.1. Prior to any Company Party seeking any debtor-in-possession financing (“DIP Financing”), such Company Party will first make a written offer to the Consenting First Priority Holders to allow the Consenting First Priority Holders an opportunity to make a proposal to provide such DIP Financing. The offer shall be accompanied by such information as may be reasonably necessary to evaluate the terms of the proposed DIP Financing, including without limitation any information that is intended to be furnished to other proposed offerees. The Consenting First Priority Holders will have a period of ten days following the date of such offer to commit to provide, through one or more affiliates or third parties (subject to final due diligence, documentation and customary conditions), all or part of the DIP Financing to be obtained, during which time such Company Parties will allow the Consenting First Priority Holders all reasonably requested access to the Company Parties’ assets, records, personnel and relevant third parties for the purpose of completing all due diligence investigations deemed reasonably necessary or advisable by the Consenting First Priority Holders in connection with determining whether to exercise their right to provide the DIP Financing. If the Consenting First Priority Holders do not commit to provide the DIP Financing on terms reasonably acceptable to the Company, the Company Parties may offer the DIP Financing to other parties on terms which are no more advantageous to such other parties in any material respect than the terms of the offer to Consenting First Priority Holders. The Second Priority Holders party to this Agreement agree that they shall not provide any DIP Financing unless such DIP Financing and the liens granted in connection with such DIP Financing are fully subordinated to the obligations under the First Priority Indenture and the liens granted in connection with the First Priority Holders in the same manner as provided, consistent with the Intercreditor Agreement (and, for the avoidance of doubt, no payments of principal shall be made on account of such DIP Financing unless the First Priority Holders have been paid in full). Nothing in this Section 7.1 is intended as a waiver by the First Priority Indenture Trustee of any rights or remedies.
Section 7.2. The First Priority Holders shall not be subject to any fiduciary or other implied duties to provide or offer to provide DIP Financing pursuant to Section 7.1.
ARTICLE VIII.
DEFAULT RIGHTS
Section 8.1. As used herein, the term “Specific Default” shall mean the existence of any or all of the following: (A) other than an “Event of Default” (as such term is defined in the First Priority Indenture and the Second Priority Indenture) as a result of a bankruptcy commenced in connection with a transaction with [*] Corporation (as contemplated by the [*] Agreement) or other bankruptcy consented to by the Requisite First Priority Holders, the occurrence of any “Event of Default” (as such term is defined in the First Priority Indenture and the Second Priority Indenture), (B) the failure of any of the Company Parties to timely comply with any term, condition, or covenant set forth in this Agreement, and (C) the failure of any representation or warranty made by any of the Company Parties under or in connection with this Agreement to be true and complete as of the date when made. Any Specific Default shall

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constitute an immediate “Event of Default” under the First Priority Indenture and the Second Priority Indenture and other First Priority Documents and Second Priority Documents and nothing set forth herein or contemplated hereby (i) is intended to or shall be construed as a waiver of or acquiescence to any Specific Defaults, which shall continue subject only to the terms of this Agreement, or (ii) shall constitute an agreement by any holder to forbear the exercise of any of the rights and remedies available to First Priority Holders under the First Priority Documents and the Second Priority Holders under the Second Priority Documents (in each case, all of which rights and remedies are hereby expressly reserved by the applicable holders) upon the occurrence of a Specific Default.
ARTICLE IX.
CONDITIONS PRECEDENT TO EFFECTIVENESS
Section 9.1. This Agreement shall become effective on the date on which the following conditions precedent shall have been satisfied or waived (the “Effective Date”):
(a) The Indenture Trustees, the First Priority Collateral Trustee and the Second Priority Collateral Trustee shall have received this Agreement, duly executed and delivered by each of the Company Parties, the Trustees, the First Priority Collateral Trustee, the Second Priority Collateral Trustee, the Requisite First Priority Holders (as such term is defined in the First Priority Indenture) and the Requisite Second Priority Holders (as such term is defined in the Second Priority Indenture);
(b) The Company shall have paid all reasonable, documented fees and expenses of Dechert LLP, US counsel to the Consenting First Priority Holders, Maslon Edelman Borman & Brand, LLP, US counsel to the First Priority Indenture Trustee and Sonnenschein Nath & Rosenthal LLP, US counsel to the First Priority Collateral Trustee.
(c) The Company shall have paid all reasonable, documented fees and expenses of Ropes & Gray, LLP, US counsel to the Consenting Second Priority Holders, Cervantes Sainz, S.C., Mexican counsel to the Consenting Second Priority Holders, Seward & Kissel LLP, US counsel to the Second Priority Indenture Trustee and the Second Priority Collateral Trustee.
(d) The Indenture Trustees shall have received copies of the resolutions of the Company Parties authorizing the Company Parties to enter into this Agreement and the SATMEX 8 Contracts.
(e) Each of the representations and warranties of the Company Parties contained herein shall be true and correct.
(f) No Default or Event of Default shall have occurred and be continuing under the Indenture Documents or this Agreement.
(g) The Company shall have provided to each Indenture Trustee, the First Priority Collateral Trustee and the Second Priority Collateral Trustee certificates signed by an

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officer of the Company certifying that the conditions set forth in this Article IX and the applicable Indenture have been satisfied.
(h) The Company shall have provided the First Priority Indenture Trustee and the First Priority Collateral Trustee with an officer’s certificate and legal opinion, in each case as required by, and covering the matters sent forth in, Section 7.6 of the First Priority Indenture and the Section 10.3 of the First Priority Collateral Trust Agreement, as applicable, in form and substance satisfactory to the First Priority Indenture Trustee and the First Priority Collateral Trustee.
(i) The Company shall have provided the Second Priority Indenture Trustee and Second Priority Collateral Trustee with an officer’s certificate and legal opinion, in each case as required by Second Priority Indenture, in form and substance satisfactory to the Second Priority Indenture Trustee and Second Priority Collateral Trustee.
ARTICLE X.
MISCELLANEOUS
Section 10.1. Costs, Expenses and Taxes. Each party hereto shall bear its own costs and expenses in connection with the preparation, execution and delivery of this Agreement; provided, however, that the Company shall pay for the reasonable and documented out-of-pocket costs, fees and expenses of the Indenture Trustees, the First Priority Collateral Trustee and the Second Priority Collateral Trustee, one U.S. counsel and one Mexican counsel to each of the Indenture Trustees, the First Priority Collateral Trustee and the Second Priority Collateral Trustee, one Mexican counsel and one U.S. counsel to the Requisite First Priority Holders and one Mexican counsel and one U.S. counsel to the Requisite Second Priority Holders, to the extent such costs and expenses relate solely to the preparation, negotiation and execution of this Agreement, any amendments to this Agreement or any restructuring, reorganization or sale of the Company. The Company shall pay any and all stamp and other taxes payable or determined to be payable in connection with the execution and delivery of this Agreement.
Section 10.2. Indemnification. Each Company Party shall indemnify each of the Indenture Trustees, the First Priority Collateral Trustee, the Second Priority Collateral Trustee and the Holders for, and hold each harmless against, any and all loss, liability, claim, damage or expense reasonably incurred without gross negligence, bad faith or willful misconduct on such Trustees’, First Priority Collateral Trustee’s, Second Priority Collateral Trustee’s and Holders’ part, arising out of or in connection with actions taken or omitted by any of them in connection with this Agreement, the Indenture Documents and the transactions contemplated thereby.
Section 10.3. Survival of Representations. The representations, warranties, covenants and agreements of each Consenting Holder and the Company Parties contained in this Agreement shall survive the consummation and termination of this Agreement.
Section 10.4. Prior Agreements. This Agreement and the other agreements contemplated hereby constitute the entire agreement between the parties concerning the subject matter hereof and supersedes any prior representations, understandings or agreements. The

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Company Parties will, upon request of any Holder, execute such documents as may reasonably requested by such Holder to evidence or confirm the termination of any and all pre-existing confidentiality or non-disclosure agreements between the Company or its affiliates or representatives, on the one hand, and such Holder (other than any confidentiality agreement described in Section 6.1 of this Agreement with respect to confidential treatment of the terms of the SATMEX 8 Contracts). There are no representations, warranties, agreements, conditions or covenants, of any nature whatsoever (whether express or implied, written or oral) between the parties hereto with respect to such subject matter except as expressly set forth herein and in the other agreements contemplated hereby.
Section 10.5. Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision or the validity and enforceability of this Agreement in any other jurisdiction.
Section 10.6. Governing Law. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York, without regard to conflict of laws principles.
Section 10.7. Waiver of Jury Trial. Each of the parties hereto irrevocably and unconditionally waives trial by jury in any legal action or proceeding relating to this Agreement or the transactions contemplated hereby and for any counterclaim therein.
Section 10.8. Headings. Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of, or affect the interpretation of, this Agreement.
Section 10.9. Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and each of the parties hereto may execute this Agreement by signing any such counterpart. A facsimile or electronic mail transmission of this Agreement bearing a signature on behalf of a party hereto shall be legal and binding on such party.
Section 10.10. Assignment; Binding Effect. The Company Parties shall not convey, assign or otherwise transfer any of its rights or obligations under this Agreement without the express prior written consent of each Consenting Holder. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement will limit or otherwise restrict the ability of any First Priority Holder or any Second Priority Holder to transfer its First Priority Securities or Second Priority Securities, as applicable.
Section 10.11. Waiver; Remedies.
(a) No delay on the part of any First Priority Holder or any Second Priority Holder or the Company in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any First Priority Holder or any Second Priority Holder or the Company of any right, power or privilege under this Agreement

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operate as a waiver of any other right, power or privilege of such party under this Agreement, nor shall any single or partial exercise of any right, power or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power or privilege under this Agreement.
(b) The parties hereto acknowledge that this Agreement does not contain all of the protections, terms and conditions that will be contained in a cash collateral order and plan support agreement involving the Company Parties and nothing contained herein constitutes a waiver of such protections, terms and conditions.
Section 10.12. Further Assurances. The Company Parties will, and will cause each of their Subsidiaries to, take such action from time to time as shall be required to effectuate the purposes and objectives of this Agreement, including, without limitation, entering into a supplemental indenture to effectuate the provisions of Article II hereof.
Section 10.13. Amendment. Except as provided in the immediately succeeding sentence, this Agreement may be modified or amended, and any term hereof waived, only by written agreement of all of the parties to this Agreement. Notwithstanding anything to the contrary in this Agreement, the provisions of the First Priority Indenture governing modifications of the First Priority Indenture, shall remain in full force and effect and shall apply to the provisions of this Agreement that supplement the First Priority Indenture, including without limitation Article II hereof.
Section 10.14. No Additional Consideration to SPNs. The Company will not, without the consent of holders of a majority of the aggregate principal amount of the First Priority Securities, pay to the Second Priority Holders in respect of their Second Priority Securities claims in connection with any sale, reorganization or liquidation of the Company, consideration in an amount in excess of (a) the sum of (x) $101.8 million plus (y) cash interest paid on the Second Priority Securities when due plus the fees and minus (z) the amount (if any) by which legal expenses of the Second Priority Holders for the period after May 15, 2010 that are reimbursed by the Company exceed $2.125 million plus any applicable V.A.T. taxes payable thereon and (b) the fees and expenses of the Second Priority Indenture Trustee (including legal counsel) and the fees and expenses of the legal counsel and financial advisor to the undersigned Consenting Second Priority Holders (it being understood that the fees of such financial advisor shall not exceed $2 million), unless, in connection with such sale, reorganization or liquidation, the First Priority Holders receive payment of all amounts due under the First Priority Securities.
Section 10.15. Tax Treatment. The Company and the Consenting First Priority Holders agree to treat the amendment pursuant to Article II hereof as a tax-free recapitalization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended, and to report consistent with such treatment for all tax purposes.
Section 10.16. Effect of Indenture Trustee’s Execution of Agreement.
(a) In accordance with Section 7.3(a) of the First Priority Indenture, the First Priority Indenture Trustee is party to this Agreement in order to effectuate the amendments to the

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First Priority Documents contemplated by Article II hereto, the waivers in Article III to the extent subject to Section 7.3 of the First Priority Indenture, the second sentence of Section 8.1 hereto and the waiver in Section 10.17 subject to section 8.3 of the Intercreditor Agreement. The First Priority Indenture Trustee is not a party to or bound by any term or provision of this Agreement relating to any special rights or consideration being granted solely to the Consenting First Priority Holders and not being shared equally by all First Priority Holders. Except as modified by this Agreement, the First Priority Documents shall remain in full force and effect in accordance with their existing terms and this Agreement does not constitute a waiver by the First Priority Indenture Trustee of any rights or remedies available to it under the First Priority Documents and under the Intercreditor Agreement. Notwithstanding the foregoing, the First Priority Indenture Trustee shall, subject to the terms of the First Priority Indenture, be entitled to enforce and shall be entitled to receive the benefit of all provisions of this Agreement creating rights for the First Priority Indenture Trustee individually or on behalf of the First Priority Holders. The Company and the First Priority Consenting Holders have represented to the First Priority Indenture Trustee that all of the conditions precedent under Section 7.3 of the First Priority Indenture to the execution and delivery of this Agreement by the First Priority Indenture Trustee have been satisfied. The First Priority Indenture Trustee makes no representations or warranties as to the validity or sufficiency of this Amendment and Limited Waiver as a supplement or amendment to the Indenture or any of the First Priority Documents, and the recitals herein shall not be deemed to be those of the First Priority Indenture Trustee. The First Priority Trustee is not responsible for the failure of any condition precedent to the effectiveness of this Agreement, and makes no representation with respect thereto.
(b) The Second Priority Indenture Trustee is not a party to or bound by any term or provision of this Agreement relating to any special rights or consideration being granted solely to the Consenting Second Priority Holders and not being shared equally by all Second Priority Holders. Except as modified by this Agreement, the Second Priority Documents shall remain in full force and effect in accordance with their existing terms and this Agreement does not constitute a waiver by the Second Priority Indenture Trustee of any rights or remedies available to it under the Second Priority Documents and under the Intercreditor Agreement. Notwithstanding the foregoing, the Second Priority Indenture Trustee shall, subject to the terms of the Second Priority Indenture, be entitled to enforce and shall be entitled to receive the benefit of all provisions of this Agreement creating rights for the Second Priority Indenture Trustee individually or on behalf of the Second Priority Holders. The Company and the Second Priority Consenting Holders represent to the Second Priority Indenture Trustee that all of the conditions precedent under the Second Priority Indenture to the execution and delivery of this Agreement by the Second Priority Indenture Trustee have been satisfied. The Second Priority Indenture Trustee makes no representations or warranties as to the validity or sufficiency of this Amendment and Limited Waiver as a supplement or amendment to the Indenture or any of the Second Priority Documents, and the recitals herein shall not be deemed to be those of the Second Priority Indenture Trustee. The Second Priority Trustee is not responsible for the failure of any condition precedent to the effectiveness of this Agreement, and makes no representation with respect thereto.

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Section 10.17. Intercreditor Agreement. Subject to Section 9.1 hereof, effective as of the Effective Date, pursuant to Section 8.3 of the Intercreditor Agreement, the First Priority Indenture Trustee, the First Priority Collateral Trustee, the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, hereby waive the requirements of Section 5.3(a)(iii) of the Intercreditor Agreement solely to the extent necessary to effectuate the amendments contemplated by Article II hereof.
Section 10.18. Waiver by Consenting Second Priority Holders. Subject to Section 9.1 hereof, effective as of the Effective Date, pursuant to Sections 6.12 and 9.2 of the Second Priority Indenture, and subject to Section 6.8 of the Second Priority Indenture, each Consenting Second Priority Holder and the Second Priority Indenture Trustee hereby waives the requirements of Section 4.10(c)(ii) of the Second Priority Indenture solely to the extent necessary to effectuate the amendments contemplated by Article II hereof.
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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed by their respective duly authorized officers, as of the date first above written.

SATÉLITES MEXICANOS, S.A. de C.V.
By:	/s/ Luis F. Stein
	Name:	Luis F. Stein
	Title:	CFO

THE GUARANTORS Each Guarantor Listed on Exhibit A Hereto
By:	/s/ Patricio Northland
	Name:	Patricio Northland
	Title:	CEO, on behalf of Alterna’TV Corporation and Alterna’TV International Corporation

By:	/s/ Pablo Manzur
	Name:	Pablo Manzur
	Title:	General Counsel, on behalf of SMVS Administración and SMVS Servicios Técnicos
[SIGNATURES CONTINUE ON FOLLOWING PAGE]

FOIA CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO CERTAIN INFORMATION IN THIS AGREEMENT. THIS INFORMATION HAS BEEN REDACTED AND DENOTED BY ASTERISKS [*]. THE OMITTED TEXT HAS BEEN FILED SEPARATELY WITH THE SECURITIES EXCHANGE COMMISSION.

ANCHORAGE CAPITAL MASTER OFFSHORE LTD.
By:	Anchorage Advisors, L.L.C., its Investment Manager

By:	/s/ Daniel Allen
	Name:	Daniel Allen
	Title: Date:	Senior Portfolio Manager May 6, 2010

PCI FUND LLC
By:	Anchorage Advisors, L.L.C., its Investment Manager

By:	/s/ Daniel Allen
	Name:	Daniel Allen
	Title: Date:	Senior Portfolio Manager May 6, 2010

CANYON BALANCED MASTER FUND, LTD.

By:	Canyon Capital Advisors LLC, its Investment Advisor

	By:	/s/ Mitchell Julis

		Name:	Mitchell Julis
		Title:	Co-Chairman and Co-Chief Executive Officer
		Date:	May 7, 2010

FOIA CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO CERTAIN INFORMATION IN THIS AGREEMENT. THIS INFORMATION HAS BEEN REDACTED AND DENOTED BY ASTERISKS [*]. THE OMITTED TEXT HAS BEEN FILED SEPARATELY WITH THE SECURITIES EXCHANGE COMMISSION.

THE CANYON VALUE REALIZATION MATER FUND, L.P.

By:	Canyon Capital Advisors LLC, its Investment Advisor

	By:	/s/ Mitchell Julis

		Name:	Mitchell Julis
		Title: Date:	Co-Chairman and Co-Chief Executive Officer May 7, 2010

CITI CANYON LTD.
By:	/s/ Sonia Rubinic
	Name:	Sonia Rubinic
	Title: Date:	Authorized Signatory May 7, 2010

FARALLON CAPITAL PARTNERS, L.P.
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.

By:	Farallon Partners, L.L.C., their General Partner

	By:	/s/ Rajiv A. Patel

		Name:	Rajiv A. Patel
		Title:	Managing Member

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FARALLON CAPITAL OFFSHORE INVESTORS III, INC.

By:	Farallon Capital Management, L.L.C., its Agent and Attorney-in-Fact

	By:	/s/ Rajiv A. Patel

		Name:	Rajiv A. Patel
		Title:	Managing Member

LYXOR/CANYON VALUE REALIZATION FUND LIMITED
By:	/s/ Stéphane Enguehard
	Name:	Stephane Enguehard
	Title: Date:	Director May 7, 2010

MHR CAPITAL PARTNERS (100) LP

By:	MHR ADVISORS LLC, its General Partner

	By:	/s/ Hal Goldstein

		Name:	Hal Goldstein
		Title:	Authorized Signatory

MHR CAPITAL PARTNERS CAPITAL ACCOUNT LP

By:	MHR ADVISORS LLC, its General Partner

	By:	/s/ Hal Goldstein

		Name:	Hal Goldstein
		Title:	Authorized Signatory

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MHR INSTITUTIONAL PARTNERS II LP

By:	MHR INSTITUTIONAL ADVISORS II LLC, its General Partner

	By:	/s/ Hal Goldstein

		Name:	Hal Goldstein
		Title:	Authorized Signatory

MHR INSTITUTIONAL PARTNERS IIA LP

By:	MHR INSTITUTIONAL ADVISORS II LLC, its General Partner

	By:	/s/ Hal Goldstein

		Name:	Hal Goldstein
		Title:	Authorized Signatory

MHR INSTITUTIONAL PARTNERS III LP

By:	MHR INSTITUTIONAL ADVISORS III LLC, its General Partner

	By:	/s/ Hal Goldstein

		Name:	Hal Goldstein
		Title:	Authorized Signatory

TENNENBAUM OPPORTUNITIES PARTNERS V, LP

By:	Tennenbaum Capital Partners, LLC, its Investment Manager

	By:	/s/ Michael Leitner

		Name:	Michael Leitner
		Title: Date:	Managing Partner May 5, 2010

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SIGNATURE OF BENEFICIAL HOLDER

EACH OF THE CENTERBRIDGE FUNDS NAMED BELOW, SEVERALLY AND NOT JOINTLY, AS TO ITS PRO RATA SHARE OF THE SECOND PRIORITY NOTES
By:	/s/ Jeffrey Gelfand
	Name:	Jeffrey Gelfand
	Title:	Authorized Person
Fund:
Centerbridge Capital Partners Strategic, L.P.
Centerbridge Capital Partners, L.P.
Centerbridge Capital Partners SBS, L.P.
Centerbridge Credit Partners Master, L.P.
Centerbridge Credit Partners, L.P.
Centerbridge Special Credit Partners, L.P.

OUTRIDER MASTER FUND, LP
By:	/s/ Stephen M. Hope
	Name:	Stephen M. Hope
	Title:	Portfolio Manager

HFR EM OUTRIDER MASTER TRUST
By:	/s/ Stephen M. Hope
	Name:	Stephen M. Hope
	Title:	Portfolio Manager

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MONARCH CAYMAN FUND LIMITED

By:	Monarch Alternative Capital LP, its Advisor

	By:	/s/ Christopher Santana

		Name:	Christopher Santana
		Title:	Managing Principal

MONARCH DEBT RECOVERY MASTER FUND LTD.
By:	/s/ Christopher Santana
	Name:	Christopher Santana
	Title:	Managing Principal

MONARCH INCOME MASTER FUND LTD.
By:	/s/ Christopher Santana
	Name:	Christopher Santana
	Title:	Managing Principal

MONARCH OPPORTUNITIES MASTER FUND LTD.
By:	/s/ Christopher Santana
	Name:	Christopher Santana
	Title:	Managing Principal

OAKFORD MF LIMITED

By:	Monarch Alternative Capital LP, its Advisor

	By:	/s/ Christopher Santana

		Name:	Christopher Santana
		Title:	Managing Principal

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U.S. BANK NATIONAL ASSOCIATION, not in its individual capacity, but solely as First Priority Indenture Trustee
By:	/s/ Stephen Rivero
	Name:	Stephen Rivero
	Title:	Vice President

Agreed to solely with respect to Sections 6.4 and 10.17 hereof by: HSBC BANK USA, NATIONAL ASSOCIATION, not in its individual capacity, but solely as First Priority Collateral Trustee
By:	/s/ Joseph A. Lloret
	Name:	Joseph A. Lloret
	Title:	Assistant Vice President

Agreed to except with respect to Section 6.8 hereof by: WELLS FARGO BANK, NATIONAL ASSOCIATION, not in its individual capacity, but solely as Second Priority Indenture Trustee
By:	/s/ Martin Reed
	Name:	Martin Reed
	Title:	Vice President

FOIA CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO CERTAIN INFORMATION IN THIS AGREEMENT. THIS INFORMATION HAS BEEN REDACTED AND DENOTED BY ASTERISKS [*]. THE OMITTED TEXT HAS BEEN FILED SEPARATELY WITH THE SECURITIES EXCHANGE COMMISSION.

Agreed to solely with respect to Sections 6.3 and 10.17 hereof by: WELLS FARGO BANK, NATIONAL ASSOCIATION, not in its individual capacity, but solely as Second Priority Collateral Trustee
By:	/s/ Martin Reed
	Name:	Martin Reed
	Title:	Vice President

FOIA CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO CERTAIN INFORMATION IN THIS AGREEMENT. THIS INFORMATION HAS BEEN REDACTED AND DENOTED BY ASTERISKS [*]. THE OMITTED TEXT HAS BEEN FILED SEPARATELY WITH THE SECURITIES EXCHANGE COMMISSION.
EXHIBIT A
GUARANTORS
Guarantors under the First Priority Indenture
SMVS-Administración, S. de R.L. de C.V.,
SMVS Servicios Técnicos, S. de R.L. de C.V.
Alterna’TV Corporation
Alterna’TV International Corporation
Guarantors under the Second Priority Indenture
SMVS-Administración, S. de R.L. de C.V.,
SMVS Servicios Técnicos, S. de R.L. de C.V.
Alterna’TV Corporation
Alterna’TV International Corporation
NY 240,348,729